

Mail Stop 3720

August 1, 2007

Randall J. Erickson
Secretary
Metavante Holding Company
770 North Water Street
Milwaukee, WI 53202

> **Re:** **Metavante Holding Company**
> **Amendment No. 1 to Form S-4**
> **Filed July 17, 2007**
> **File No. 333-143143**
>
> **New M&I Corp.**
> **Amendment No. 1 to Form 10**
> **Filed July 17, 2007**
> **File No. 1-33488**

Dear Mr. Erickson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page

1. Reinsert the total number of shares of New Metavante common stock that you will issue to holders of record of Marshall & Ilsley common stock in accordance with Item 501(b)(2) of Regulation S-K.

2. Revise the second paragraph to clarify that New Metavante will not retain any of the $625 million investment by Investor but will instead use the proceeds to repay

debt owed to Marshall & Ilsley, make a cash contribution to New Marshall & Ilsley and pay expenses relating to the transaction.

Summary, page 1

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 12

3.   In our prior comment 10, we sought Item 1015(b)(4) disclosure of the compensation JPMorgan received for all services provided to Marshall & Ilsley and its affiliates, as well as otherwise material disclosure in the form of the fees paid for services that JPMorgan has provided to Warburg Pincus and its affiliates during the past two years. Please revise to quantify those fees, as we requested in our prior comment 10.

Metavante's intercompany agreements with New Marshall & Ilsley…, page 52

4.   We note your response to our prior comment 17. Please tell us if the costs of the new intercompany agreements are materially different from the costs reflected in the financial statements. If so, please disclose terms and amounts of the agreements in the related party transactions footnotes on pages F-94 and F-113 and the notes to the pro forma financial statements.

The Marshall & Ilsley Special Meeting of Shareholders, page 56

Background of the Transactions, page 68

5.   Disclose the basis for JPMorgan's view, as expressed at the meeting of February 23, that the probability of Marshall & Ilsley receiving higher offers was "relatively low."

6.   We note your revisions at the top of page 73 in response to our prior comment 20. Elaborate as to how the parties arrived at the $1.040 billion amount in cash that Metavante will contribute to Marshall & Ilsley. Also address how the parties determined the fixed amount of excess cash that will be distributed to Marshall & Ilsley and the amount of indebtedness to be incurred by Metavante.

7.   It is not apparent from your response to our prior comment 21 why disclosure of JPMorgan's preliminary analyses is not relevant to investors in understanding how the board arrived at its decision and why the presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Please summarize JPMorgan's preliminary presentations that are materially related to the transaction pursuant to Item 4(b) of Form S-4. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the

summary of the advisor's final opinion, then provide a statement to this effect and summarize any differences in the information presented.

Metavante Business Plan Information, page 79

8.   We note your revisions in response to our prior comment 25. We believe that the disclosure of projections should be expanded beyond simply total revenue, total EBITDA, and total net income to include all material line items.

9.   It appears that you describe assumptions made in connection with the 2008 business plan projections that are similar to those assumptions made in connection with the 2007 business plan projections provided to Warburg Pincus in February 2007. Therefore, please disclose all projections of material line items for 2008 that were provided to Warburg Pincus, as we requested in our prior comment 25. You may address your concerns about potentially misleading investors, as set forth in your response to comment 25, with reasonably cautionary disclosure.

10.   We believe that the disclaimer included at the end of the first paragraph on page 80 is too broad as it applies to "any investment decision." Please revise.

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 80

11.   As we requested in our prior comments 33 and 34, please explain in greater detail how JPMorgan:

- calculated the ranges of multiples used in the Comparable Company Trading Multiple Analysis and the Precedent Transaction Multiples Analysis;
- selected the range of discount rates for purposes of the Discounted Cash Flow Analysis; and
- derived the range of enterprise values of Metavante.

Your revisions should include useful disclosure (including, when appropriate, quantified disclosure) that provides a clearer understanding of how these specific ranges were calculated rather than simply referring to the advisor's "professional judgment." Also provide more quantitative detail as to how JPMorgan determined Metavante's WACC and disclose how the perpetuity growth rate range of 3.5% to 4.0% compares to the company's historical growth rate.

Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions, page 100

12.   We note your response to our prior comment 37. Please confirm that the executed tax opinion will be filed prior to effectiveness of the Form S-4.

13.   After considering your response to our prior comment 39 and the revisions on
        pages 100 and 101, we continue to believe that further revisions are necessary.
        Sidley Austin LLP is required to opine on the material tax consequences of the
        transactions without assumptions that impact the conclusions counsel is required
        to make. In particular, we note that Sidley Austin's opinion assumes that the
        conditions in the various agreements will be satisfied and not waived, and that one
        of those conditions is "the receipt of a private letter ruling from the Internal
        Revenue Service" as to the material tax consequences of the holding company
        merger and the New Marshall & Ilsley share distribution. Therefore, please
        remove the statement that the discussion assumes that the conditions of the parties
        to the consummation of the transactions will be satisfied and not waived.

14.   Please clearly state that each of the conclusions as to the material tax
        consequences is the opinion of Sidley Austin. In addition, it is inappropriate to
        assume any legal conclusions underlying the opinions. Instead, counsel must
        opine on these matters as part of its tax opinion. Rather than presenting the tax
        consequences as "[b]ased on the foregoing…," counsel should provide an opinion
        as to whether the holding company merger and the conversion will qualify as a
        reorganization under Section 368(a), the Marshall & Ilsley contribution and the
        New Marshall & Ilsley share distribution will qualify as a reorganization under
        Section 368(a)(1)(D), the share distribution will be eligible for nonrecognition
        under Sections 355(a) and 361(c), and the share distribution will meet the other
        "certain requirements" for tax-free treatment under Section 355. If counsel is
        unable to opine on a particular matter, then it should clearly state in the opinion
        that it is not able to opine on the particular material tax consequence and why it is
        not able to opine on this tax consequence. Similarly revise the summary of the
        material U.S. federal income tax consequences on pages 6 and 7.

Representations and Warranties, page 116

15.   In response to our prior comment 44, you revised to state that the representations
        Marshall & Ilsley, New Metavante, and Metavante made in the investment
        agreement were qualified, in some cases, by certain information "contained in the
        SEC filings of Marshall & Ilsley." This statement continues to imply that the
        referenced merger agreement does not constitute public disclosure under the
        federal securities laws. Please revise to delete this potential implication as we
        requested in our prior comment 44.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Isley, 218
Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley, pages 219, 221, 223, and 224

16.   We note your response to our prior comment 49. Please revise your disclosures to clarify that the amounts do not reconcile to the historical financial statements of Metavante and the reasons as stated in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Metavante, page 284

Overview, page 284

17.   Revise to provide a more detailed discussion of the financial impact on Metavante as a result of operating as an independent company. For instance, specify how the new or additional expenses associated with being a public company, offset by the reduction or elimination of administrative charges paid to Marshall & Ilsley, "could impact" Metavante's operating results. Also revise to quantify the anticipated expenses associated with being a public company, to the extent practicable. As other examples, address, as applicable, Metavante's potential increased costs associated with reduced economies of scale, developing its own administrative functions and financial commitments to Marshall & Ilsley, as suggested in our prior comment 51.

Post-Transaction Liquidity, page 297

18.   Clarify that the specific terms of the financial covenants set forth on pages 298 and 299 have not yet been established, as indicated in your response to prior comment 54. While we understand that these provisions have not been finalized, please include disclosure that provides additional insight into the expected nature of the limitations on Metavante's ability to "make acquisitions and investments" and obtain debt and equity financing so that investors may understand the basis for your belief that the restrictions are not likely to impact the company's ability to pursue its current acquisition strategy. We note similar disclosure about the board's conclusion relating to "permitted debt and equity financing" under "Marshall & Ilsley's Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board" on page 74.

Events of Default, page 299

19.   Revise this sub-section to disclose that, upon default, interest will accrue at a rate of 2% per year in excess of the rate otherwise applicable to the loan or other overdue amount.

Incremental Facility, page 299

20.   Specify the "portion of its excess cash" that Metavante is required to distribute to
        New Marshall & Ilsley. Similarly revise the board's discussion of Metavante's
        access to capital under "Marshall & Ilsley's Reasons for the Transactions;
        Recommendation of the Marshall & Ilsley Board" on page 74. Ensure that you
        provide investors with a clear understanding of Metavante's cash position
        following the transactions.

Contractual Obligations, page 300

21.   Revise the statements regarding Metavante's ability to meet its short and long-
        term liquidity needs to specifically address whether management's beliefs take
        into account the payment of the transaction expenses and the distribution of
        excess cash to New Marshall & Ilsley. See prior comment 56.

Compensation of Executive Officers of New Metavante, page 325

Elements of Executive Compensation, page 328

22.   After reviewing your revisions provided in response to our prior comment 64, we
        continue to believe that further revisions are necessary. Please revise to quantify
        each of the adjustments made to your performance results and to discuss (and
        quantify) the net impact of the adjustments on your performance results for the
        year. Furthermore, revise to discuss whether the adjustments would make it more
        likely that the company's actual performance for the year would exceed the
        performance targets under your various short-term and long-term incentive plans.

23.   We note your response to our prior comment 66. However, we continue to
        believe that each of the 2006 performance targets should be disclosed. Please
        revise to disclose the following:

        • The 2006 net income and revenue targets under each of the "threshold,"
          "plan," and "maximum" performance levels for Mr. Martire under the
          Metavante Corporation Management Plan;

        • The 2006 targets for the other named executive officers under the Metavante
          Corporation Management Plan, including the overall targets and each of the
          underlying "goal" targets (e.g., business unit net income to plan, business unit
          revenue to plan, new sales goals, etc.) under each of the "threshold," "plan,"
          and "maximum" performance levels;

        • Each of the performance targets under the Metavante Corporation Long-Term
          Incentive Plan; and

- The 2006 performance targets under the Metavante Corporation Acquisition Incentive Plan, as well as the 2006 performance targets under the NYCE Performance Incentive Plan.

  Alternatively, provide us with a thorough and detailed analysis as to why disclosure of each of the performance targets would cause your company competitive harm. Your analysis should be applied to each of the performance targets and should address, as merely one example, why disclosure of targets (for a now-expired fiscal year) that are similar to categories of information contained in your publicly-available financial statements would cause the company competitive harm under the company's particular facts and circumstances.

Annual Incentive Compensation, page 329

24.   We have considered your revisions provided in response to our prior comment 62. Please revise this section to provide specific examples of how you used the performance levels and the potential awards at each level to arrive at the actual amounts actually awarded to each of your named executive officers under the Metavante Corporation Management Incentive Plan in 2006. When revising your discussion, please clarify why the actual payments to each of the named executive officers (other than Mr. Martire) exceeded 80% of the target incentive level that would be payable if only the threshold performance levels were exceeded. Disclose, if true, that the actual payments exceeded 80% of the target incentive level because of the discretionary payments Mr. Martire recommended in 2006. Furthermore, provide the same level of detail about the three different performance levels and potential award amounts with respect to the payments to Mr. Martire.

Note 3. Business Combinations, page F-93, F-110, F-112
Note 3. Goodwill and Other Intangibles, page F-93
Note 8. Goodwill and Other Intangibles, page F-117

25.   We note your response to our prior comment 72. Please revise the disclosures to incorporate your response. Be advised that while you are not required to make reference to the use of independent appraisals, when you do you should also disclose the name of the expert and include the consent of the expert in the filing.

Note 2. Revenue Recognition, page F-104

26.   We note your response to our prior comment 73. Please revise to disclose how you apply EITF 00-21 in determining your revenue recognition policy for your customer arrangements.

Note 2. Software Revenue, page F-105

27.   We note your response to our prior comment 75. We note from your response to
        our prior comment 77 that your customers have lives that significantly exceed five
        years. Therefore, it is unclear to us why you are recognizing conversion revenues
        associated with the conversion of clients' processing systems over the period of
        the related processing contract, which is generally five years. We refer to
        footnote 39 of SAB 104 which states, "the revenue recognition period should
        extend beyond the initial contractual period if the relationship with the customer
        is expected to extend beyond the initial term and the customer continues to benefit
        from the payment of the up-front fee (e.g., if subsequent renewals are priced at a
        bargain to the initial up-front fee)." Please advise or revise.

Note 8. Goodwill and Other Intangibles, page F-117

28.   We note your response to our prior comment 77. Please tell us the actual
        historical life experience of your similar customer accounts.

29.   It is unclear from your disclosures whether you amortize your customer
        relationship intangible assets on a straight-line or accelerated basis. Please tell us
        and disclose the method used.

        Further, paragraph 12 of Statement 142 requires companies to amortize
        identifiable intangible assets using a method that reflects the pattern in which the
        economic benefits of the assets will be consumed. The straight-line method of
        amortization should be used if the company cannot reliably determine that pattern.

        We believe the benefits from acquisitions of customer relationships within a large
        group of accounts tend to dissipate more rapidly in the earlier years after a
        company acquires the contracts. The rate of decrease of benefits will slow until
        relatively few customers (who are likely to remain with the company for an
        extended period) remain. In these situations, we believe that an accelerated
        method of amortization is the most appropriate way to allocate the cost of the
        customer relationship to the periods that will benefit from the relationship. The
        straight-line method is appropriate only if the estimated life of the intangible asset
        is shortened to ensure that recognition of the cost of the revenues better
        corresponds with the distribution of expected revenues. Please advise.

30.   Please confirm that you have and will continue to maintain information about
        each material acquired customer group throughout its economic life to assess the
        continuing relevance of the amortization method and estimated life.

Exhibits

31.   We have examined the exhibits filed with your amended registration statement. It appears, however, that you have not filed the entirety of the Employee Matters Agreement (including all exhibits, attachments, etc. to that agreement), the entirety of the debt commitment letter (e.g., Annex I to Exhibit A of that letter), and the entirety of all other Section 601(b)(10) exhibits as we requested in our prior comment 78. Please revise accordingly.

Form 10

32.   Please revise the disclosure in New M&I's amended Form 10 to reflect your responses to comments we have raised on the Form S-4, as applicable.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Michele M. Anderson
                                        Michele M. Anderson
                                        Legal Branch Chief